January 14, 2009

VIA EDGAR AS A “CORRESPONDENCE”

H. Christopher Owings Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Mail Stop #3561 Washington, DC 20549

RE:	Great Plains Energy Incorporated
Form 10-K for the Year ended December 31, 2007, Filed February 28, 2008 (the “Great Plains Energy 10-K”)
Definitive Proxy Statement on Schedule 14A, Filed March 26, 2008 (the “Proxy Statement”)
Form 10-Q for the Period Ended September 30, 2008, Filed November 7, 2008 (the “Great Plains Energy 10-Q”)
File No. 001-32206

Kansas City Power & Light Company
Form 10-K for the Year ended December 31, 2007, Filed February 28, 2008 (the “KCP&L 10-K”)
Form 10-Q for the Period Ended September 30, 2008, Filed November 7, 2008 (the “KCP&L 10-Q”)
File No. 000-51873

Dear Mr. Owings:

Great Plains Energy Incorporated (“Great Plains Energy”) and Kansas City Power & Light Company (“KCP&L”) are submitting this combined letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated December 30, 2008 (the "Comment Letter"), with respect to the filings referenced above.   Great Plains Energy and KCP&L are collectively referred to herein as the “Company.”  The Great Plains Energy 10-K and KCP&L 10-K are collectively referred to herein as the “10-K.”  The Great Plains Energy 10-Q and KCP&L 10-Q are collectively referred to herein as the “10-Q.”  Information that is specifically identified in this letter relating to either Great Plains Energy or KCP&L is solely provided by the identified company.

The Company has responded to all of the Staff's comments.  The Company's responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff,

Securities and Exchange Commission

each of the comments from the Comment Letter is restated in bold prior to the Company's response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the referenced filings.

All page number references in the Company's responses correspond to the page numbers included in the referenced filing.

Form 10-K for the Year Ended December 31, 2007

Item 9A. Controls end Procedures, page 132

1.
We note management's conclusions in this document and in your quarterly report on Form 10-Q for the period ended September 30, 2008 that your disclosure controls and procedures "are functioning effectively to provide reasonable assurance...." However, based on this statement, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Similarly, it is unclear whether your disclosure controls and procedures were designed to provide reasonable assurance of their effectiveness. Therefore, please confirm for us in your response letter, if true, that your disclosure controls and procedures are designed to be effective at a reasonable assurance level and define that reasonable assurance level.  Also, if true, in clear and unqualified language, please confirm for us that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. See Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/ 33-8238.htm. Further, please confirm for us that you will make these changes in your future filings.

The Company confirms that its disclosure controls and procedures are designed to be effective at the reasonable assurance level.

Section II.F.4 of Release No. 33-8238 discusses the term “reasonable assurance,”, noting that “it is built into the definition of internal control over financial reporting”, and referencing Statement on Auditing Standards AU § 319.18.  Section 13(b)(7) of the Securities Exchange Act defines “reasonable assurance” for internal control over financial reporting as:

…such level of detail and degree of assurance as would satisfy prudent officials in the conduct of their own affairs.

The accounting literature has various definitions of “reasonable assurance”, including (a) high but not absolute assurance, (b) probable, and (c) a remote likelihood of occurrence.  All of these definitions attempt to capture the concept of “reasonable assurance”, using different words.  The definition used by the certifying officers of Great Plains Energy and KCP&L in stating their conclusions regarding the design and operation of disclosure

Securities and Exchange Commission

controls and procedures is the same as used in management’s report on internal control over financial reporting – that there a remote likelihood of failure.

The Company confirms that in Item 9A of the 10-K and Item 4 of the 10-Q, the certifying officers of the Company concluded that the Company’s disclosure controls and procedures were effective at that reasonable assurance level.  In future filings on Form 10-K and Form 10-Q, if true at the time of such filing, the Company will revise the statement regarding its disclosure controls and procedures to read as follows:

[Great Plains Energy/KCP&L] carried out evaluations of its disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended).  These evaluations were conducted under the supervision, and with the participation, of [Great Plains Energy’s/KCP&L’s] management, including the chief executive officer and chief financial officer, and [Great Plains Energy’s/KCP&L’s] disclosure committee.  Based upon these evaluations, the chief executive officer and chief financial officer of [Great Plains Energy/KCP&L] have concluded as of the end of the period covered by this report that the disclosure controls and procedures of [Great Plains Energy/KCP&L] were effective at a reasonable assurance level.

Item 9B.  Other Information, page 136

2.
In this section, you disclose information that you failed to disclose previously in a timely manner, even though you were otherwise required to do so under Item 5.02(e) of Form 8-K.  In future filings, please explain the reason or reasons that you failed to disclose this information as required. Also, please discuss why you believe your disclosure controls and procedures are effective at the reasonable assurance level for which they were designed given your failure to disclose this information in a timely manner.

The Company confirms that in future filings, to the extent information is disclosed under Item 9B of Form 10-K or Part II Item 5 of Form 10-Q, the Company will explain the reason or reasons for the failure to disclose such information in a timely manner.

In January 2008, the Compensation and Development Committee of Great Plains Energy clarified the treatment of outstanding grants of restricted stock and performance shares held by employees of Strategic Energy.  One of the affected employees was a named executive officer of Great Plains Energy.  The action was not done at a Committee meeting, as is customary; rather, it was done through a written unanimous consent.  The action was not timely communicated to the personnel who prepare and file Forms 8-K.  To address the cause of the failure, the 8-K filing requirements and communications processes respecting compensation actions were specifically reviewed with the applicable persons to reinforce knowledge and continuing awareness.

Securities and Exchange Commission

The periodic report disclosure controls and procedures include procedures to determine whether all matters required to be disclosed on Form 8-K were timely disclosed.  The procedures detected this matter during the Form 10-K preparation period, and disclosure was made, as permitted, in Item 9B.

Item 307 of Regulation S-K requires conclusions regarding the effectiveness of disclosure controls and procedures to be as of the end of the period covered by the report – in this case, December 31, 2007.  While this matter occurred after the end of the period, Great Plains Energy did not take the technical position that the matter was out-of-period.  Rather, the matter was communicated to the disclosure committee and certifying officers and considered in reaching the conclusions regarding the effectiveness of the disclosure controls and procedures as of December 31, 2007.  Although consideration of this matter may not have been required by the strict wording of Item 307, Great Plains Energy took a conservative position and included the matter in its consideration of disclosure controls and procedures.

As noted above, the “reasonable assurance” level used by the certifying officers is a remote likelihood of failure.  As recognized by the Staff Statement, “reasonable assurance” encompasses the full range of appropriate potential conduct, conclusions or methodologies upon which an issuer may reasonably base its decisions.  The factual basis supporting the certifying officers’ conclusions in the Great Plains Energy 10-K included, among other things:

▪	During the fourth quarter of 2007, Great Plains Energy made eight filings or submissions under the Exchange Act (including a Rule 425 filing deemed filed pursuant to Rule 14a-6);
▪	During 2007 (the period covered by the 10-K), Great Plains Energy made 58 filings or submissions under the Exchange Act (including 22 Rule 425 filings deemed filed pursuant to Rule 14a-6);
▪	No matters were discovered during the preparation of the Great Plains Energy 10-K, except for the referenced January 2008 action, that should have, but were not, timely disclosed;
▪	No errors in prior reports were identified during the preparation of the Great Plains Energy 10-K that would have required amendments to prior reports; and
▪
The disclosure controls and procedures included communication procedures regarding events that potentially would require disclosure on Form 8-K, but the procedures were inadvertently not followed in the instance of the January 2008 action.

Great Plains Energy submits that the conclusions of its certifying officers regarding the effectiveness of its disclosure controls and procedures in its 2007 10-K is well-supported by the facts and analysis.  The conclusions can also be viewed in light of Great Plains Energy’s filing record in 2008.  While actual future performance could not be determined or considered by the certifying officers when they provided their conclusions in the 2007 10-K, it is a useful fact in evaluating the level of assurance actually delivered by Great Plains Energy’s disclosure controls and procedures.  During 2008, Great Plains Energy made 40 filings or submissions under the Exchange Act; except for the January 2008

Securities and Exchange Commission

matter, Great Plains Energy believes all required matters were timely reported and disclosed.  Using a purely arithmetic approach, Great Plains Energy timely filed 97.6% (40 out of 41) of the required filings in 2008, and 99% (98 out of 99) of the required filings in the 2007-2008 period.  Again, the conclusions of the certifying officers are based on much more than simple arithmetic, but it does provide some helpful context.  It should also be noted that the clarification of the treatment of outstanding grants of restricted stock and performance shares to this one officer in the event of a change in control of Strategic Energy was not material to Great Plains Energy’s financial statements, in that the value of the stock that vested was approximately $430,000 as of the June 2, 2008, vesting date.

Form 10-Q for the Period Ended September 30, 2008

Item 4. Controls and Procedures, page 90

3.
We note your disclosure that "[t]here has been no change" in your internal control over financial reporting that occurred during the period ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, "except for the following...." In future filings, please revise to state clearly, if true, that there were, in fact, changes in your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and disclose those changes.

To provide additional clarity the Company will, in future filings, revise the presentation format from “there has been no change except” to “there has been the following change”.

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, Page 14

4.
We note that your Governance Committee has written policies and procedures regarding the evaluation and approval of transactions between you and related parties and that the Governance Committee reviews and approves all related party transactions required to be disclosed pursuant to our rules. In future filings, please describe in greater detail the Governance Committee's policies and procedures regarding related party transactions and discuss specifically the manner in which the Governance Committee reviews and approves each related party transaction based upon the unique facts and circumstances of that transaction. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Great Plains Energy will comply with the comment in future filings.  As noted on page 15 of the Proxy Statement, there were no transactions in 2007 that were required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Securities and Exchange Commission

Compensation Discussion and Analysis, page 17

Annual Incentives, page 22

5.
In the second paragraph of this subsection, you state that 80% of a named executive officer's annual incentive pay is based on the objective attainment of certain financial goals and that the remaining 20% is based upon a discretionary evaluation of individual performance.  However, in the fourth paragraph of this subsection, you state that your Compensation and Development Committee will exercise its discretion "primarily" regarding the 20% individual performance compensation component.  Therefore, it is unclear whether the 80% compensation component may, in fact, be partially subjective.  In future filings, please disclose whether the Compensation and Development Committee has any discretion in granting the named executive officers compensation for the 80% component that is based on the objective attainment of certain financial goals. If so, please describe the discretion permitted to the Compensation and Development Committee.  If not, please revise your disclose to clarify that your Compensation and Development Committee has no discretion regarding the payouts from the 80% compensation component once the objective financial goals have been reached.

The intent of the paragraph was to inform the reader that while the Committee retains, and occasionally in the past exercised, discretion under the Annual Incentive Program to modify, change or alter the Program, including the goals and the final amount of individual awards, as provided in the Program document (Exhibit 10.2 to Form 8-K filed May 4, 2007), the Committee’s discretion has been primarily used in determining the extent to which the individual performance component was achieved.  In future filings, Great Plains Energy will specifically state that the Committee retains discretion to modify all components of the Program at any time, and retains discretion to determine the final amount of awards notwithstanding the achievement (or lack thereof) of objective goals.  Great Plains Energy acknowledges that, to the extent such discretion is exercised, it must be disclosed and explained in the applicable proxy statement.

6.
In this regard, you state that you did not attain the required financial objectives in 2007, so "there were no payouts under the 2007 annual incentive plans." In future filings, please disclose whether you made any payouts to your named executive officers in 2007 under the discretionary 20% component of the annual incentive plans. If so, please disclose the amounts you paid and the reasons for the payouts.

Great Plains Energy advises the Staff that no payouts were made in 2007 under the discretionary 20% component, or any other component, of the Annual Incentive Programs.  Great Plains Energy attempted to disclose this fact in the proxy statement through its discussion on page 22 of the proxy statement of the structure of the Annual Incentive Program and the sentence, referenced in Staff’s comment, that there were no

Securities and Exchange Commission

payouts under the 2007 annual incentive plans.  The Summary Compensation Table on page 32 of the proxy statement is also consistent with the fact that no annual incentive payments were made in 2007.

Great Plains Energy will enhance its disclosure in future proxy statement filings by clarifying that no payment was made in 2007 under any component of the annual incentive plans, and by clarifying any situation where the failure to achieve a particular objective performance level (such as the core earnings objective in the 2007 plan) result in no payouts, regardless of the level of achievement of other objectives.

Cash Portion of Strategic Energy’s Long-Term Incentives, page 24

7.
On the top of page 26, you state that the metrics for the performance-related factors in the 2006 to 2008 plan and the 2007 to 2009 plan "are confidential commercial or financial information, and their disclosure would result in competitive harm" to you.  Therefore, in future filings, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Also, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals. See Instruction 4 to Item 402(b) of Regulation S-K.

As disclosed in Item 9B of the 2007 10-K, the awards under the referenced plans vested in the event Great Plains Energy ceased to own, directly or indirectly, more than 80% of the outstanding equity interest in Strategic Energy.  Great Plains Energy advises the Staff that Strategic Energy was sold on June 2, 2008, and that the awards consequently vested at that date.  Great Plains Energy disclosed under Item 5.02 of its Form 8-K filed on June 6, 2008, that Mr. Malik (the named executive officer who participated in these plans) became vested in 16,675 shares.  Great Plains Energy will appropriately disclose and discuss the awards made to Mr. Malik in its future proxy statements.

2. Equity Compensation, page 26

8.
We note the table in which you disclose the restricted stock grants and the performance shares you issued to the named executive officers in 2007. In future filings, please disclose the vesting date of the restricted stock grants and under which long-term incentive plan you issued the performance shares. Also, in future filings, please disclose the vesting date of the restricted shares you discuss in your Special Restricted Stock Grant in 2007 subsection on page 28.

Great Plains Energy will enhance its Compensation Discussion and Analysis portion of its future proxy statements by disclosing therein the vesting dates of all awards discussed.  Great Plains Energy respectfully notes that the vesting dates were disclosed in the Grants of Plan-Based Awards table on page 34 and in the Outstanding Equity Awards at Fiscal Year-End table on page 38 of the Proxy Statement.

Securities and Exchange Commission

Employment Arrangements, page 29

9.
In future filings, please discuss the meaning of your "employee arrangements." For example, please disclose whether these arrangements are binding obligations, whether they are written, and how they are to be enforced, if at all.

The Company advises the Staff, and will disclose in future filings, that the referenced employment arrangements of Messrs. Chesser and Marshall are comprised of letters offering employment sent by the Company to those individuals.  While neither Mr. Chesser nor Mr. Marshall provided written acceptance of the terms contained in the letters, they orally accepted the offer and commenced employment with the Company.  As such, the terms contained in the letters are binding obligations and are enforceable against the Company through the judicial process.

Potential Payments Upon Termination or Change-in-Control, page 41

10.	In future filings, please disclose whether your proposed acquisition of Aquila, Inc. will trigger any of the payments you describe in this section.

The acquisition of Aquila, Inc. closed on July 14, 2008.  The acquisition did not trigger any of the payments described in the referenced section, and Great Plains Energy will disclose this fact in its 2009 proxy statement.

*           *           *           *           *

Great Plains Energy and KCP&L severally acknowledge that: each is responsible for the adequacy and accuracy of the disclosures in their respective filings; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and each of Great Plains Energy and KCP&L may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (816) 556-2608 if you have any questions or need any additional information.

Very truly yours,

/s/  Mark G. English

Mark G. English
Assistant General Counsel and Assistant Secretary

Securities and Exchange Commission

cc:           Michael J. Chesser
Chairman of the Board and Chief Executive Officer
Great Plains Energy and KCP&L

William H. Downey
President and Chief Operating Officer
Great Plains Energy and KCP&L

Terry Bassham
Executive Vice President – Finance and Strategic Development
  and Chief Financial Officer, Great Plains Energy
Chief Financial Officer, KCP&L